July 17, 2019

Erxin Zeng
Chief Executive Officer
Golden Bull Ltd
707 Zhang Yang Road
Sino Life Tower, F35
Pudong, Shanghai, China 200120

       Re: Golden Bull Ltd
           Form 20-F for Fiscal Year Ended December 31, 2018
           Response dated July 12, 2019
           File No. 001-38421

Dear Mr. Zeng:

       We have reviewed your July 12, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
June 17, 2019 letter.

Form 20-F for Fiscal Year Ended December 31, 2018

Item 15. Controls and Procedures, page 105

1. We note your proposed revised disclosure in response to comment 4. Please ensure that your revised disclosure clearly identifies which of the listed items represented a material weakness that resulted in your determination that you did not maintain effective internal control over financial reporting as of December 31, 2018. Refer to Item 15(b)(3) of Form
      20-F. Please also ensure the disclosure in your next Form 20-F clearly describes the changes in internal control over financial reporting that occurred during the year as part of your remediation activities and to clearly describe any remaining actions planned to remediate the identified material weaknesses.
 Erxin Zeng
FirstName LastNameErxin Zeng
Golden Bull Ltd
Comapany NameGolden Bull Ltd
July 17, 2019
Page 2
July 17, 2019 Page 2
FirstName LastName
Note 7 - Taxes, page F-19

2.       We note your response to comment 6. Please address the following:

             References to "taxable income" in your response appear to represent "Total operating revenues, net" as presented in your statement of operations on page F-4. Please revise your analysis to instead provide us historical and forecasted PRC taxable operating income/(loss) with appropriate detail of the significant revenue and expense line items.
             Please provide us your historical results by quarter if available. Please provide us your historical and forecasted US GAAP operating income/(loss)
             before taxes or taxable operating income/(loss) by country (i.e. PRC, Cayman Islands, etc.) and explain how historical income was generated for each country and ensure any differences in forecasted income/(loss) between countries is explained.
             In your accounting analysis you have forecasted revenue (21%) and expense (13%)
             growth based only on increases experienced from fiscal 2017 to fiscal 2018. Please tell us how you considered in your analysis the potential for ongoing PRC regulatory reform and planned changes to your business model (i.e. entrance into car leasing business, production and sales for Internet of Things technology and technical consulting) in support of these revenue and expense growth rates. You have also forecasted in your accounting analysis business consulting expenses
             and professional fees to decrease by 50% when compared to fiscal 2018 since you considered these expenses were mainly in relation to one-time IPO listing expenses.
             However, we note disclosure on pages 73-74 that business consulting expenses were due to the engagement of professional teams to monitor and provide business advice on your business in the area of human resource strategic management and business strategic management. Please update your analysis, based upon your changing business model, to explain in further detail how you have determined these significant expenses will reduce by 50% in future periods.


3. For each reconciling item in your effective tax rate reconciliation for 2017 and 2018 on page F-19, please clearly tell us and revise your future filings, to the extent material, to explain:

             the nature of the reconciling item, and
             if the item represents income or expense and how the item is treated differently for taxes.

         Also, clearly explain to us why Cayman non-deductible expenses decrease your effective tax rate.
 Erxin Zeng
Golden Bull Ltd
July 17, 2019
Page 3
4. We note that 47% of your losses before taxes in 2018 is presented as foreign (i.e. non-
      PRC) on page F-19. Please tell us and revise future filings to clearly describe how income is generated in each geographic market as required by Item 4 and Item 5 of Form 20-F.
       You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Michael Volley,
Staff Accountant, at (202) 551-3437 with any questions.



                                                          Sincerely,
FirstName LastNameErxin Zeng
                                                          Division of
Corporation Finance
Comapany NameGolden Bull Ltd
                                                          Office of Financial
Services
July 17, 2019 Page 3
cc:       Jing Leng
FirstName LastName